
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 30, 2009

Linda C. Heller
Chief Financial Officer
Power-One, Inc.
740 Calle Plana
Camarillo, California 93012

> **Re:** **Power-One, Inc.**
> **Form 10-K**
> **Filed March 13, 2009**
> **File No. 000-29454**

Dear Ms. Heller:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation

Key Elements of Compensation, page 20

1.   We refer to the disclosure at the top of page 21 and note the Compensation Committee's reliance upon market industry information and survey data when implementing your compensation programs. For example, we note that base salaries are determined, in part, by "what the Committee believes reflects market" for each of your named executive officer's position; we refer in this regard to your

disclosure in the second paragraph on page 21. In future filings, please expand your disclosure to specifically identify the "publicly available surveys" used by Watson Wyatt and clarify how these surveys are ultimately used by the Committee. Please also disclose all survey components and identify each of the "comparable companies" that you cite on page 21 as required by Regulation S-K Item 402(b)(2)(xiv).

Base Salary, page 21

2. We note your disclosure that base salary levels for your named executive officers are "reviewed annually." We note further that in fiscal year 2008, the Committee awarded Mr. Levran a base salary increase in fiscal year 2008. Your disclosure in future filings should clearly describe what factors the Committee considered in determining whether to materially increase or decrease your named executive officers' annual salaries. Refer to Regulation S-K Item 402(b)(1)(ix). Additionally, we note from exhibit 10.20 that Section 2.1 of Mr. Thompson's employment agreement provides that Mr. Thompson's salary is "subject to increases, if any, as may be approved from time to time by the Board or the Compensation Committee in its discretion." Therefore, it is unclear whether Mr. Thompson's base salary is "reviewed annually." If increases to his base salary are subjectively determined by the Committee, please say so directly.

Short-term Incentives – Cash Bonus Plans, page 21

3. We note that you have not disclosed your target performance goals that must be achieved in order for your named executive officers to obtain an annual cash bonus. In future filings, please clearly disclose in your Compensation Discussion & Analysis the targets for each performance metric related to executive compensation. Refer to Item 402(b)(2)(v). To the extent that you believe that disclosure of the information would result in competitive harm such that you may omit the information under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. If it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b). Refer also to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. Please also apply this comment to your disclosure on page 23 that Messrs. Thompson and Dial's equity incentive awards are subject to accelerated vesting upon achievement of certain performance targets.

Long-Term Incentives – Equity Compensation, page 22

4.   While we note your disclosure on page 23 that equity awards granted to "Messrs. Thompson and Dial and Ms. Heller were set at levels that the Committee believed would attract them to join the Company and would provide a retention incentive," we note, generally, minimal discussion and analysis of how the Committee determined to grant specific equity awards to each named executive officer. In future filings, we would expect to see a more focused discussion that provides substantive analysis and insight into how the Committee made actual payout determinations for the fiscal year for which compensation is being reported. Refer to paragraphs (b)(1)(iii) and (v) of Regulation S-K Item 402. In your response and in future filings, please also clarify the reasons for differences in the relative size of the grants among the officers.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Linda C. Heller
Power-One, Inc.
November 30, 2009
Page 4

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Celia Soehner at (202) 551-3463 with any questions. Should you require further assistance, you may contact me at (202) 551-3637.

       Sincerely,

       Jay Mumford
       Senior Attorney